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                               July 7, 2023

       Jordan Licht
       Chief Financial Officer
       Burford Capital Limited
       Oak House
       Hirzel Street
       St. Peter Port GY1 2NP
       Guernsey

                                                        Re: Burford Capital
Limited
                                                            Forms 20-F for the
Fiscal Years Ended December 31, 2021 and 2022
                                                            Filed March 29,
2022 and May 16, 2023, respectively
                                                            Form 6-K dated June
13, 2023
                                                            Filed June 13, 2023
                                                            File No. 001-39511

       Dear Jordan Licht:

                We have reviewed your January 26, 2023 and April 25, 2023 responses to our comment letter and the filings referenced above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       January 12, 2023 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Financial and operational review
       Economic and market conditions
       Inflation, page 27

   1. Please tell us your consideration for disclosing the impact of higher interest rates associated with
inflation on the fair value of your capital provision assets and related
 Jordan Licht
Burford Capital Limited
July 7, 2023
Page 2
         unrealized gains or losses.
Results of operations and financial position
Statement of operations for the year ended December 31, 2022 compared to the year ended
December 31, 2021
Capital provision income, page 29

2. Please provide us proposed revised disclosure to be included in future filings that provides a more robust and quantified explanation for the increase in your consolidated capital provision income from $194.6 million in 2021 to $319.1 million in 2022, consistent with the requirements in Item 303(b)(2) of Regulation S-K. In your proposed revised disclosure, at a minimum, address the following:
            Quantify the "higher volume of favorable case resolutions, which drove higher
             realized gains" in terms of number of cases and the realized gains. In this regard,
             from the tables on page 30 and Note 6 on page 109, realized gains relative to cost
             only contributed $8.1, or 6.5%, of the $124.6 million increase in capital provision
             income.
            Explain why the "higher volume of favorable case resolutions"
resulted in slightly
             higher realized gains when it is apparent from disclosure in the tables at the bottom of
             page 59 and in Note 7 on page 109 that overall consolidated realizations declined
             from $455.1 million in 2021 to $426.7 million in 2022.
            Quantify separately the number of cases with positive case milestones achieved and
             negative case milestones suffered during the year and the impact of each on your fair
             value adjustment during the year. In this regard and
notwithstanding your Chief
             Executive Officer's (CEO) statement of intent in your June 13,
2023 earnings
             conference call to not provide case milestone information in the future we note, for
             example, discussion of the number of case milestones achieved in the first quarter of
             2023 by your Chief Investment Officer during your May 16, 2023 conference call on
             Full-Year 2022 Results. Also in this regard, we note your CEO's statement from your
             May 16, 2023 conference call that the largest driver of value in your business is court
             decisions and that they will remain the key driver of your valuations. In addition,
             discuss any individually significant fair value gains or losses and any trends over
             time.
            Quantify the impact of changes in market interest rates and the resulting changes in
             your discount rate included in your fair value adjustment. In this regard, for example,
             we note your discussion related to slide 12 in the presentation slide deck
             accompanying your May 16, 2023 conference call where you indicate that the
             increase in discount rates over the last four years resulted in about $400 million in
FirstName LastNameJordan        Lichtyour portfolio.
             foregone income from
Comapany     NameBurford
            Quantify          Capitalthe
                       and discuss  Limited
                                       impact of any other material items
impacting capital
July 7, 2023provision
               Page 2 income.
FirstName LastName
 Jordan Licht
FirstName   LastNameJordan Licht
Burford Capital  Limited
Comapany
July 7, 2023NameBurford Capital Limited
July 7,3 2023 Page 3
Page
FirstName LastName
Portfolio
Overview, page 44

3. Please tell us why it is appropriate to characterize your undrawn commitments as assets in the tables on pages 45 and 46. In this regard, please tell us your consideration for revising in future filings the captions of total capital provision-direct assets and total capital provision-indirect assets as we note that undrawn commitments do not qualify for asset recognition under GAAP. In addition, consider reconciling this disclosure to capital provision assets on your balance sheet and clearly identifying the columns in this table and other tables that provide Burford-only, other funds, BOF-C and Group-wide information as being non-GAAP consistent with your indication on page
7. Please provide
         us any proposed changes to be included in future filings.
4. Your tables on pages 45 and 46 as well as those on page 48 in your fair value of capital provision assets disclosure have captions labeled carrying value. As you carry your capital provision assets at fair value, please tell us your consideration for clarifying in the tables that carrying value is fair value. Provide us any proposed revised disclosure to be included in future filings.
Undrawn commitments, page 51

5. In the second paragraph in this section you disclose that your consolidated undrawn commitments were $1.9 billion, $1.7 billion and $1.6 billion at December 31, 2022, 2021 and 2020, respectively. As these amounts appear to refer to your group-wide totals in the tables at the bottom of page 51 and not the consolidated totals presented in the table in
         Note 21 on page 128, please represent to us that in future filings you will properly identify the amounts in your narrative disclosure.
Summary of capital provision-direct portfolio, page 55

6. We note the table provided on page 48 of your report for the first quarter of 2023 provided as Exhibit 99.1 to your Form 6-K filed on June 13, 2023 where you provide a table with deployed costs and realized proceeds by vintage. Please tell us your consideration for augmenting your interim vintage information with information about the status and number of assets underlying the current period activity so that investors may have a better understanding of the progress in your portfolio, similar to your presentation on page 55.
         Provide us any proposed revised disclosure to be included in future filings.
Critical accounting estimates
Fair value of capital provision assets, page 61

7. We note that the sensitivity analysis provided in this disclosure is the same as the sensitivity analysis provided in your Fair Value footnote on page 110. In light of the fact that you disclose that the estimate of fair value is largely based on
management   s estimate
         of forecasted cash flows, please tell us the extent to which you considered providing a
 Jordan Licht
Burford Capital Limited
July 7, 2023
Page 4
         sensitivity of a 10 percent increase or decrease in the most likely expected entitlement assumption of your capital provision asset, which you refer to as your win node in your
         May 16, 2023 Investor Presentation available on your website. Similarly, in light of the significant range between the minimum and maximum difference of the duration unobservable input assumption, please tell us whether you considered providing a sensitivity of that assumption to show how a change in that assumption could impact your results. Provide us any proposed revised disclosure to be included in future filings.
Consolidated statements of operations, page 85

8. In your financial and operational review disclosure on page 31 you indicate that your case-related expenditures ineligible for inclusion in asset cost includes situations where you are the claimant in a litigation matter, either due to the acquisition of assets, or the assignment of a claim. Please address the following:
             Quantity how much of this expense relates to matters you acquired or that were assigned to you for all periods presented.
             Tell us the process by which you become the claimant in a litigation matter, separately for the acquisition of assets and the assignment of claims.
             Quantity the number of litigation matters where you are the claimant and explain how these litigation matters are disclosed in your filing, from the time of acquisition until the time of resolution.
             Provide an illustrative example of the accounting applied from the acquisition/assignment of a claim to you, until resolution of the claim, including the line items in the financial statements where the activity is recorded.
             As you no longer apply a    cost plus    methodology for the
recognition of capital
              provision assets, tell us your consideration for renaming this expense to remove the reference to cost.
             Provide us proposed revised disclosure to be provided in future filings that more clearly describes the nature of these expenses.
Notes to the consolidated financial statements
Note 7. Due from settlement of capital provision assets, page 109

9. We note your $11.3 million unrealized loss in 2022 and your disclosure in Financial and operating review on page 38 that it relates to an $86.3 million receivable in your Strategic
        Value Fund. Please tell us:
            The nature of this loss;
            How you determined its amount; and
FirstName
            LastNameJordan
            Why you considerLicht
                                it an unrealized loss when it presumably
resulted from a realized
Comapany gain
            NameBurford
                 when youCapital    Limited
                            reclassified it from capital provision assets to
due from settlement of
            capital
July 7, 2023 Page 4 provision assets.
FirstName LastName
 Jordan Licht
FirstName   LastNameJordan Licht
Burford Capital  Limited
Comapany
July 7, 2023NameBurford Capital Limited
July 7,5 2023 Page 5
Page
FirstName LastName
Note 15. Fair value of assets and liabilities
Valuation methodology, page 115

10. On page 116, you disclose that you have elected the fair value option for certain equity method investments, marketable securities, due from settlement of capital provision assets and financial liabilities relating to third-party interests in capital provision assets. We also
         note your disclosure that    there were no gains or losses recognized
in the consolidated
         statements of operations with respect to these assets and liabilities. Please tell us, and provide us proposed revised disclosure to be included in future filings that clarifies, why no gains and losses were recorded for each group of assets and liabilities for any of the reported periods. Additionally, as part of your response, please clarify whether the
         amounts for these assets and liabilities reported in the    Income for
the period    columns on
         pages 117 and 118 solely represent interest and dividend income. Movements in Level 3 fair value assets and liabilities, page 117

11. We note that the balances and activity for your total capital provision assets and for your due from settlement of capital provision assets do not necessarily agree with comparable balances and activity presented in the separate rollforwards presented in Note 6 for the former and Note 7 for the latter. Please tell us why the following amounts differ between the relevant rollforwards and reconcile for us the following differences:
             The opening balance for capital provision assets at January 1, 2020;
             The realization and income for the period amounts for capital provision assets during
              2020;
             The deployments, income for the period and foreign exchange amounts for capital provision assets during 2022;
             The ending balance for capital provision assets at December 31, 2022;
             The opening balance for due from settlement of capital provision assets at January 1,
              2020;
             The deployments and realizations amounts from Note 15 and the relevant captions in
              Note 7 for due from settlement of capital provision assets during 2020; and
             The deployments and realizations amounts from Note 15 and the relevant captions in
              Note 7 for due from settlement of capital provision assets during 2022.
Sensitivity of Level 3 valuations, page 118

12. In the second paragraph in this section, you disclose that for cases where cash flows are denominated in a foreign currency, forecasts are developed in the applicable foreign currency and translated to US dollars. We note your disclosure from
Note 6 on page 109
         that exchange differences arising from non-US dollar-denominated capital provision assets held by US dollar functional currency entities are recognized in capital provision income while all other foreign exchange translation differences arising from capital provision assets held by non-US dollar functional currency entities are recognized in other comprehensive income. Please tell us why your disclosure regarding forecasts in foreign
 Jordan Licht
FirstName   LastNameJordan Licht
Burford Capital  Limited
Comapany
July 7, 2023NameBurford Capital Limited
July 7,6 2023 Page 6
Page
FirstName LastName
         currencies is limited to the translation into US dollars instead of translation into the functional currency of your relevant subsidiary/operations. In this regard, we note your disclosure on page 100 that certain subsidiaries operate and prepare financial statements denominated in pound sterling and euro. In your response, reference, where appropriate, the authoritative literature you rely upon to support your accounting and address the following:
             Clarify whether subsidiaries with functional currencies other than the US dollar hold capital provision assets denominated in currencies other than their functional currencies. If so, clarify if changes in the exchange rates between the functional currency and the contract currency are included in your operating results;
             Explain why the foreign exchange loss for 2022 in the capital provision asset rollforward in Note 6 on page 108 of $13.1 million differs from the $11.2 million amount as disclosed in Note 15 on page 117; and
             Clarify whether the difference between the $13.1 million foreign exchange loss presented in 2022 in the rollforward in Note 6 and the $6.4 million foreign exchange loss in the components of your capital provision income table on page 109 represents translation of non-US dollar-denominated functional entity capital provision assets and related activity into the US dollar reporting currency and is included in other comprehensive income.
13. In the second paragraph on page 119, you disclose that your fair value policy provides for ranges of percentages to be applied against the risk adjustment factor to more than 70 discrete objective litigation events (or adjudicative events) across five principal different types of litigation. However, in your January 26, 2023 response to the fourth bullet of prior comment 4 from our January 12, 2023 letter you indicated that during 2022, you applied a fixed percentage. Please tell us, and provide us proposed revised disclosure to be included in future filings as appropriate, to address the following:
             Which periods you apply a fixed percentage for each discrete adjudicative event and which periods you applied a range of percentages.
             For all periods where a range is applied, how you determined what percentage within each adjudicative event to apply on each asset.
14. Your tables on pages 119 and 120 present positive case and negative case milestone factor ranges for various aggregated capital provision assets that in total represent more than
         65% of total assets as of December 31, 2022 and 2021. Given that the fair value information is shown at such an aggregated level, it is difficult to relate the individual unobservable inputs disclosed to various types of capital provision assets. Please tell us your consideration of providing additional information to allow users of your financial statements to evaluate the quantitative information disclosed, as outlined in ASC 820-10-
         50-1D(d). In your response, at a minimum, tell us your consideration of the following:
             Disaggregating the single capital provision asset category (consisting of single, portfolio, joint ventures and equity method, legal risk management, litigation finance
              (BOF-C) and financial liabilities) into separate capital provision asset categories, including the following five categories, each separately broken out for those capital
 Jordan Licht
Burford Capital Limited
July 7, 2023
Page 7
              provision assets with positive case milestone factors, and those with negative case milestone factors: (1) significant ruling or other objective event prior to trial court judgment, (2) trial court judgement or tribunal award, (3) appeal judgment, (4)
              settlements, and (5) portfolios with multiple factors. In this regard, we note that this presentation would be consistent with the categories used for this type of disclosure on page 110 of your Form 20-F for the year ended December 31, 2021. To the extent you determined this presentation was not meaningful or feasible to disclose, please tell us whether there are other ways that this category could be more disaggregated to meet the objective in ASC 820-10-50-1D(c).
                Disclosing the interrelationship between positive and negative case milestone factors and your adjusted risk premium as stipulated in ASC
820-10-50-2(g).
                Disclosing the identity of the "other" case positive milestone factor and its impact on fair value as it has a 100% weighted average impact in each period presented. Additionally, provide some quantitative information so investors understand how much of the capital provision asset balance is impacted by that assumption (e.g., X matters out of total capital provision asset matters, or the dollar amount of capital provision assets out of the total dollar amount of capital provision assets).
Form 6-K filed June 13, 2023

Exhibit 99.1 Burford Capital Limited Interim Report...
Notes to the Condensed Consolidated Financial Statements
Note 4. Income taxes, page 17

15. We note that although your income tax provision doubled from $3.4 million in the first quarter of 2022 to $7.1 million in the first quarter of 2023 the effective tax rate decreased from 4.5% to 2.3%. We also note that these effective rates are substantially lower than those presented in your annual financial statements for 2019 through 2022. Finally, you attribute the higher tax expense in the first quarter of 2023 to higher taxable income in the
        United States driven by realized gains on capital provision assets, offset in part by the reversal of previous valuation allowances. As it appears from the table on page 17 that your valuation allowance declined only $2.2 million from December 31, 2022 to March
        31, 2023 and that absent this reversal your effective tax rate would be 3.0% for the quarter, please tell us why your effective tax rate is so low given the significant overall
FirstName LastNameJordan Licht
        increase in pre-tax income. In your response specifically tell us the deferred tax provision
Comapany     NameBurford
        recorded   during theCapital  Limited
                              first quarter of 2023 associated with the
significant unrealized gains
        related to
July 7, 2023 Page 7 the YPF  matters.
FirstName LastName
 Jordan Licht
FirstName   LastNameJordan Licht
Burford Capital  Limited
Comapany
July 7, 2023NameBurford Capital Limited
July 7,8 2023 Page 8
Page
FirstName LastName
      You may contact Mark Brunhofer at 1-202-551-3638 or Sharon Blume at 1-202-551-
3474 with any questions.



                                                      Sincerely,

                                                      Division of Corporation
Finance
                                                      Office of Finance